

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2024

Rachel McMinn
Chief Executive Officer
Neurogene Inc.
535 W 24th St.
5th Floor
New York, NY 10011

Re: Neurogene Inc.
Registration Statement on Form S-1
Filed December 2, 2024
File No. 333-283561

Dear Rachel McMinn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns